Exhibit 99.2

Adira Energy Ltd.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three month period ended March 31, 2015

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”,  or the “Company”) for the three month period ended March 31, 2015, which has been prepared on the basis of information available up until May 28, 2015. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2015, as well as the annual consolidated financial statements for the year ended December 31, 2014, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated May 28, 2015.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Business overview and Significant Developments during the period

Adira is a Canadian oil and gas exploration company with a focus on early-stage exploration in the State of Israel.

The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

The Company has an option ("Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner of the State of Israel advised the operator that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water of the State of Israel, however, as of this date, no reply has been received.

On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000 units (the “Units”) for gross proceeds of $241 thousand. Each Unit consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018.

Capital Expenditures and Divestitures

During the three month period ended March 31, 2015, the Company did not incur any capital expenditures and disposed of property and equipment in the net amount of approximately $1 thousand which relates primarily to computer equipment.

The Company's currently has no planned capital expenditures for the next twelve months.

Additional Disclosure for Venture Issuers without Significant Revenues:

	Three Month Period Ended March 31,
	2015	2014
	U.S. dollars in thousands

Capitalized and expensed Exploration costs	$-	$-
General and administrative expenses (including share based recovery)	$85	$(15)

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the three month period ended March 31, 2015:

	Three Month Period Ended March 31,
	2015	2014
	U.S. dollars in thousands (except per share data)

Expenses:
Exploration expenses	$-	$-
General and administrative expenses	85	(15)
Gain on settlement of accounts payable and other payables	-	(431)

Total expenses	85	(446)

Operating profit (loss)	(85)	446

Foreign exchange gain (loss)	7	(40)

Profit (loss) before income taxes	(78)	406
Income taxes

Net profit (loss) and comprehensive profit (loss)	(78)	406

Basic and diluted net profit (loss) per share attributable to equity holders of the parent	$(0.01)	$0.05

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,292,022	12,052,073

General and Administrative Expenses

For the three month period ended March 31, 2015, general and administrative expenses amounted to $85 thousand as compared to negative $15 thousand for the three month period ended March 31, 2014. The expenses in 2015 represent a continued decline in expenses over the last several quarters as the company continues to wind down its exploration activities. The negative amount in 2014 relates to a reversal of share based compensation as a result of options that were forfeited during that period.

Gain on settlement of accounts payable and others payables

For the three months period ended March 31, 2015, the Company recorded a gain on settlement of nil, compared to a gain of $431 thousand for the three month period ended March 31, 2014. The gain in the prior period is a result of settlement agreements reached with suppliers which were lower than the obligations recorded during previous periods.

Foreign Exchange Gain (Loss)

For the three month period ended March 31, 2015, the foreign exchange gain amounted to $7 thousand as compared to a $40 thousand loss for the three month period ended March 31, 2014. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net loss and comprehensive loss for the three month period ended March 31, 2015 of $78 thousand as compared to a net profit and comprehensive profit of $406 thousand for the three month period ended March 31, 2014. The primary reason for the loss in 2015 is due to general and administration expenses, with no related income. The profit in 2014 is due to settlement agreements reached with suppliers which were lower than the obligations recorded during previous periods.

Inflation

During the three month periods ended March 31, 2015 and March 31, 2014, inflation has not had a material impact on the Company’s operations.

Government Regulation

The Licenses have been granted to us, through various subsidiaries, by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Summary of Quarterly Results
Quarter ended
March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(78)	(143)	(84)	516
Net Profit (loss) per share*	$(0.01)	(0.01)	(0.01)	0.04
*Attributable to equity holders of the Company, post share consolidation
Quarter ended
March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
U.S dollars in thousands, except per share data
Revenues	$-	-	-	4
Net Profit (loss)	$446	(70)	(2,478)	32
Net Profit (loss) per share*	$0.04	(0.05)	(0.12)	0.05
*Attributable to equity holders of the Company, post share consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. The net loss for the second quarter of 2013 resulted primarily from an impairment charge in respect of the Gabriella license and the net profit for the second quarter of 2013 is due to reduced general and administrative expenses and finance income recorded in respect of the re-measurement of the warrants issued in August 2012. The net loss for the quarter ended September 30, 2013, resulted primarily from an impairment charge in respect of the Yitzhak License and the net loss for the quarter ended December 31, 2013, was significantly reduced in line with the reduced activities of the Company. The profit during the first and second quarters of 2014 is due primarily to the Gain on settlement of accounts payable and others payables. The loss during the third and fourth quarter of 2014 is as a result of no change in the gain on settlement of accounts payable and others payables, and no revenues to offset against general and administrative expenses. During the first quarter of 2015 we recorded a loss as we continued to reduce our general and administration expenses.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $33,943 thousand as of March 31, 2015 ($33,865 thousand as of December 31, 2014), and the Company had negative cash flows from operations of $38 thousand during the three month period ended March 31, 2015 (positive cash flows of $164 thousand during the three month period ended March 31, 2014). The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

During the three month period ended March 31, 2015, the Company’s overall position of cash and cash equivalents decreased by $28 thousand. This decrease in cash can be attributed to the following:

The Company’s net cash used from operating activities during the three month period ended March 31, 2015 was $38 thousand as compared to a gain from operating activities of $164 thousand for the three month period ended March 31, 2014. The cash used in 2015 is as a result of general and administration expenses with only a marginal change in accounts receivable and accounts payable. The generation of cash during the prior period is a as result of a significant decrease in accounts receivable, offset by a smaller increase in accounts payable.

Cash generated from investing activities during the three month period ended March 31, 2015 was $10 thousand as compared to $15 thousand during the three month period ended March 31, 2014. The generation of cash from investment activities in 2015 and 2014 relates primarily to the decrease in restricted cash.

Cash provided by financing activities for the three month periods ended March 31, 2015 and March 31, 2014, was nil.

There are no legal restrictions on transferring funds between Canada and Israel.

Capital Resources

At March 31, 2015, the Company’s cash and cash equivalents were $306 thousand (March 31, 2014 - $792 thousand). The majority of this balance is being held in US Dollars. Our working capital at March 31, 2015 was $108 thousand as compared to $153 thousand at March 31, 2014.

Commitments

The Company’s share of the remaining contractual commitments for the licenses is nil. The Company has an agreement for the lease of the offices in Toronto, Canada for a period ending during 2015.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 17,112,022 common shares outstanding, 83,832,640 warrants outstanding (79,012,640 warrants entitle the right of the holder thereof to acquire 1/15 of a common share and 4,820,000 warrants entitle the right of the holder thereof to acquire one common share. In total, the warrants are convertible into 10,087,509 common shares) and 358,000 options granted to directors, officers and employees.

Management of Capital

	Three Month Period Ended March 31,
	2015	2014
	U.S. dollars in thousands
EQUITY
Share capital	$-	$-
Additional paid-in capital	34,051	33,954
Accumulated deficit	(33,943)	(34,759)

Equity attributable to equity holders of the parent	108	195
Non-controlling interests	-	-

Total equity	$108	$195

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See “Commitments” above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the three month period ended March 31, 2015, the Company incurred $34 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $80 thousand during the three month period ended March 31, 2014.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Share-based payment transactions;
•	Impairment of financial assets; and

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting during the period ended March 31, 2015, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of March 31, 2015, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Restricted deposits	Loans and receivables
Other receivables	Loans and receivables
Trade payables	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities

The carrying values of cash and cash equivalents, restricted deposits, other receivables, trade payables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions.
Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable.

As of March 31, 2015, the Company’s exposure is for cash held in bank accounts in the amount of $306 thousand and other receivables and prepaid expenses of $31 thousand. None of the Company’s accounts receivable is overdue as at March 31, 2015.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of March 31, 2015, the Company had cash and cash equivalents of $306 thousand, and other receivables and prepaid expenses of $31 thousand against current trade and other payables in the amount of $229 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 30, 2015, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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